Exhibit 99.1

August 11, 2026

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders (the “Special Meeting”) of Steakholder Foods Ltd. (“we” or the “Company”), to be held on Tuesday, September 15, 2026 at 4:00 p.m. Israel time at our executive offices at 22 Einstein St., Ness Ziona, Israel 7403686.

At the Special Meeting, shareholders will vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders. Our Board of Directors (“Board”) recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the Special Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of The Bank of New York Mellon, the Depositary of the ADSs, and will enable them to instruct The Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Special General Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

Yaron Kaiser
Chairman of the Board

Steakholder Foods Ltd.
22 Einstein St., Ness Ziona 7403686 Israel | PO Box 4061, Ness Ziona 7414001 Israel
+972 8 974 0000	info@steakholderfoods.com	www.steakholderfoods.com

Steakholder Foods Ltd.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 15, 2026

Notice is hereby given that a Special General Meeting of Shareholders (the “Special Meeting”) of Steakholder Foods Ltd. (“we” or the “Company”) will be held on Tuesday, September 15, 2026 at 4:00 p.m. Israel time at our executive offices at 22 Einstein St., Ness Ziona, Israel 7403686. As always, we encourage you to vote your shares prior to the Special Meeting.

The agenda of the Special Meeting will be as follows:

1.	To approve an increase in our authorized share capital; and

2.	To approve the issuance of American Depositary Shares (“ADSs”), each ADS representing twelve thousand (12,000) ordinary shares, no par value, underlying the Pre-Funded Warrants issued in a private placement transaction that closed on August 3, 2026.

We know of no other matters to be submitted at the Special Meeting other than as specified herein. If any other business is properly brought before the Special Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

The approval of each of the items above requires the affirmative vote of a majority of the shares (including those represented by ADSs) present, in person, by proxy or by electronic voting, and voting thereon (disregarding abstentions).

Shareholders and holders of our ADSs of record at the close of business on the record date, Wednesday, August 5, 2026, are entitled to notice of and to vote at the Special Meeting. Whether or not you plan to attend the Special Meeting, it is important that your shares be represented. Accordingly, if you hold shares (whether registered in your name or in “street name”) you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Special Meeting, to revoke the proxy or to vote your ordinary shares in person. If you hold ordinary shares and you wish to attend the Special Meeting in person, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Special Meeting. If you hold ADSs (whether registered in your name or in “street name”) you will receive voting instruction cards from The Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct your bank, broker or other nominee on how to vote, and you are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction card.

Joint holders of shares should note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the joint holder who is named first in the Company’s Shareholder Register, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

We will furnish copies of the proxy statement, the proxy card, the voting instruction card and other documents to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, which may be obtained without charge from the SEC’s website at www.sec.gov, from our website at www.steakholderfoods.com, or by directing the request to our Corporate Secretary. If applicable, valid position statements or a revised agenda will be published by issuing a press release or filing a Form 6-K with the SEC.

Yaron Kaiser
Chairman of the Board

Date: August 11, 2026

Steakholder Foods Ltd.

22 Einstein St., Ness Ziona 7403686, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (collectively, the “Shares”) of Steakholder Foods Ltd. at the close of business on Wednesday, August 5, 2026, in connection with the solicitation by our Board of Directors of proxies for use at a Special General Meeting of the Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.

The Special General Meeting of the Shareholders will be held on Tuesday, September 15, 2026 at 4:00 p.m. Israel time at our executive offices at 22 Einstein St., Ness Ziona, Israel 7403686. As always, we encourage you to vote your shares prior to the Special Meeting.

INTRODUCTION

We are an international deep-tech company that initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker symbol “STKH”. We are focused on utilizing advanced technologies to revolutionize the food industry, and are preparing to launch Perfecta™ Premium Plant-Based Meat in the U.S. market in the second half of 2026, under the slogan “Plant-Based Meat, Perfected!” Perfecta will be positioned as a next-generation, plant-based protein platform, expanding across multiple protein analog categories and designed to address the primary barriers limiting plant-based category expansion, namely taste, texture, and the experience of eating a whole cut of meat. Perfecta’s launch is planned to begin with a phased rollout in the Northeastern United States, followed by retail expansion as the supply chain and distribution scale, together with brand and marketing support to drive awareness and establish repeat purchase momentum.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

●	“ADSs” means our American Depositary Shares, each representing 12,000 ordinary shares;

●	“Special Meeting” means the Special Meeting of our shareholders to be convened on Tuesday, September 15, 2026;

●	“Articles of Association” refers to our amended and restated articles of association, adopted on October 28, 2025;

●	“Companies Law” means the Israeli Companies Law, 5759-1999;

●	the “Company,” “we,” “us,” or “our” are references to Steakholder Foods Ltd. and its subsidiaries;

●	“$” means United States dollars;

●	“Nasdaq” means the Nasdaq Stock Market LLC;

●	“ordinary shares” means our ordinary shares, no par value; and

●	“SEC” means the United States Securities and Exchange Commission.

PURPOSE OF THE SPECIAL MEETING

It is proposed that the following resolutions be adopted at the Special Meeting:

1.	To approve an increase in our authorized share capital; and

2.	To approve the issuance of ADSs underlying the Pre-Funded Warrants issued in a private placement transaction that closed on August 3, 2026.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

VOTE REQUIRED FOR APPROVAL OF EACH PROPOSAL

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES

General

A form of proxy for use at the Special Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Special Meeting. However, if a shareholder attends the Special Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Special Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Special Meeting, as described above. If a shareholder makes a specification on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Special Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, or the Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and our Articles of Association) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares.

The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares or ADSs.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Special Meeting must satisfy the requirements of the Companies Law and our Articles of Association. Under the Companies Law, any shareholder who holds at least one percent (1%) of the Company’s outstanding voting rights is entitled to request that the Board include a proposal to be voted on by the Company’s shareholders, provided that such proposal is appropriate for consideration by shareholders at the Special Meeting. Notwithstanding the foregoing, under the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange), only shareholders holding at least five percent (5%) of the Company’s outstanding voting rights are entitled to request that the Board include a proposal at the Special Meeting related to the election or removal of a director from the Board. Such shareholders may present proposals for consideration at the Special Meeting by submitting their proposals in writing to our Company Secretary (Email: corpsec@steakholderfoods.com). For a shareholder proposal to be considered for inclusion in the Special Meeting, our Company Secretary must receive the written proposal no later than August 18, 2026.

If applicable, a revised agenda will be published by way of issuing a press release or furnishing a Form 6-K with the SEC.

The wording of the resolutions to be voted at the Special Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with the Company Secretary (Tel: +972-8-974-0000).

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on Wednesday, August 5, 2026, will be entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. As of August 5, 2026, we had 12,173,080,659 issued and outstanding ordinary shares, represented by or representable by 1,014,423 ADSs.

The quorum required at the Special Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 25% of our voting rights. If the Special Meeting is adjourned for lack of a quorum, it will be adjourned to Wednesday, September 16, 2026, at 4:00 p.m. Israel time, or to a different date, as shall be determined by our Board of Directors in a notice to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any one shareholder, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To our knowledge, we have no shareholders who beneficially own more than 5% of our ordinary shares as of August 5, 2026.

The following table lists, as of August 5, 2026, the number of our ADSs beneficially owned by each of our directors and executive officers and our directors and executive officers as a group:

	ADSs Beneficially Owned
Name of Beneficial Owner	Number	Percentage(1)
Directors and executive officers
Arik Kaufman(2)	64,724	6.1%
Oren Attiya(3)	5,042	*
Yaron Kaiser(4)	60,127	5.7%
David Gerbi(5)	2,768	*
Eli Arad(6)	2,764	*
Sari Singer Kaufman(7)	2,764	*
All directors and executive officers as a group (6 persons)	84,225	8.3%

*	Represents beneficial ownership of less than one percent (1%).

(1)	Based on 12,173,080,659 ordinary shares, represented or representable by 1,014,423 ADSs, outstanding as of August 5, 2026.

(2)	Consists of 15,797 ADSs and 48,927 ADSs which have vested from employee restricted shares and restricted share units, for which Mr. Kaufman holds a power of attorney to vote. Mr. Kaufman disclaims beneficial ownership of such restricted shares except to the extent of his pecuniary interest therein. The same underlying restricted shares are also attributed to Mr. Kaiser by virtue of the same power of attorney and should not be read as additive.

(3)	Consists of 5,042 ADSs and restricted share units vesting into 5 ADSs vesting within 60 days of August 5, 2026.

(4)	Consists of 11,200 ADSs based on information provided to us by Mr. Kaiser and 48,927 ADSs which have vested from employee restricted shares and restricted share units, for which Mr. Kaiser holds a power of attorney to vote. Mr. Kaiser disclaims beneficial ownership of such restricted shares except to the extent of his pecuniary interest therein. The same underlying restricted shares are also attributed to Mr. Kaufman by virtue of the same power of attorney and should not be read as additive.

(5)	Consists of 2,768 ADSs.

(6)	Consists of 2,764 ADSs.

(7)	Consists of 2,764 ADSs.

EXECUTIVE MANAGEMENT

Pursuant to our Articles of Association, our Board of Directors, which currently comprises four (4) members, is classified into three classes of similar size (the “Staggered Board”). The members of each class are elected in different years, so that only approximately one-third of the Board is elected in any single year. As indicated below, we currently have one director in Class I (with a term of office expiring at the annual general meeting of shareholders in 2026), one director in Class II (with a term of office expiring at our annual general meeting of shareholders to be held in 2027), and two directors in Class III (with a term of office expiring at our annual general meeting of shareholders to be held in 2028).

Directors

The following table and text set forth the name, age, current class and positions of each director currently serving on our board of directors:

Name	Age	Director Class	Position	Term Expiration
Eli Arad	53	Class I	Director	2026 Annual Meeting
David Gerbi	47	Class II	Director	2027 Annual Meeting
Sari Singer Kaufman	46	Class III	Director	2028 Annual Meeting
Yaron Kaiser	48	Class III	Chairman of the Board of Directors	2028 Annual Meeting

Biographies

Eli Arad, Director

Eli Arad has served as a director since February 2018. Mr. Arad has served as chief executive officer of Merchavia Holdings and Investments Ltd (TASE:MRHL), a life sciences investment company, since 2011. He served as a director of Cleveland Diagnostics, Inc., a clinical-stage biotechnology company developing technologies to improve cancer diagnostics, from 2016 until 2025. He has also served as a director of E.N. Shoham Business Ltd. (TASE:SHOM) since 2019, and of several privately-held companies. Mr. Arad has held leadership roles in numerous biomedical start-up companies, and has extensive experience in financial management, corporate governance and life sciences investments. Mr. Arad is a certified public accountant who holds a diploma in Accounting from Ramat Gan College and an Executive B.A. (Hons.) in Business Administration from the Ruppin Academic Center.

David Gerbi, Director

David Gerbi has served as a director since August 2019. Mr. Gerbi is managing partner of accounting firm Gerbi & Co., and serves as Chief Financial Officer of Nur Ink Innovations Ltd. (TASE:NURI) and Bee-io Honey Ltd. (TASE:BHNY) since 2021, Golden Energy Power Ltd. (TASE:GLDE) since 2024, and PsyRx CNS Bio-Tech Ltd. (TASE:PSRX) since 2025. He previously served as Chief Financial Officer of Israir Group Ltd. (TASE:ISRG) between 2017 and 2023. Mr. Gerbi holds a B.A. in Business Administration and Accounting from the Israeli College of Management Academic Studies and an M.B.A. in Finance from Tel Aviv University.

Sari Singer Kaufman, Director

Sari Singer Kaufman has served as a director since March 2021. Ms. Singer Kaufman has served as General Counsel and Executive Vice President at NewMed Energy LP (formerly Delek Drilling LP), the oil and gas arm of the Delek Group in Israel, and a partner in the Leviathan offshore gas field, as well as other petroleum assets offshore Israel and Cyprus, since 2012, where she has led significant strategic processes, including restructurings and complex financing rounds totaling some $7 billion in various transactions in the international and domestic markets. Ms. Singer Kaufman holds an LL.B. (cum laude) from Tel Aviv University and has been a member of the Israel Bar since 2007.

Yaron Kaiser, Chairman of the Board of Directors

Yaron Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and served as Chairperson of Wilk Technologies Ltd. between January 2021 and December 2023. Mr. Kaiser is a founding partner of the BlueSoundWaves collective since 2021, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, initial public offerings, M&A transactions, engagement with the Israel Securities Authority and corporate governance, previously at JST & Co., Law Office, between 2010 and May 2021, and since then as a founding partner of Kaiser Kaufman, Law Firm. He holds an LL.B. degree from the College of Management Academic Studies, Israel.

Executive Officers

The following table provides information regarding our executive officers as of the date of this Proxy Statement:

Name	Age	Position
Arik Kaufman	46	Chief Executive Officer
Oren Yosi Attiya	45	Vice President of Finance

Arik Kaufman, Chief Executive Officer

Arik Kaufman has served as our Chief Executive Officer since January 2022. He has founded various Nasdaq- and TASE-traded foodtech companies, and is a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which partnered with Steakholder Foods to assist in attempting to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech, and has led and managed numerous complex commercial negotiations as part of local and international fundraising, M&A transactions and licensing agreements. He holds an LL.B. degree in Law from Reichman University (formerly the Interdisciplinary Center Herzliya).

Oren Yosi Attiya, Vice President of Finance

Oren Attiya has served as our Vice President of Finance since November 2024. He has served as CEO of CO-Finance since he founded it in 2014, where he provides CFO, controlling and accounting, bookkeeping, and payroll services. He has vast experience in financial management, budgeting and controlling, cash flow management, financial infrastructure development, accounting reporting, and taxation. Between 2008 and 2014, he served as Audit Manager at PwC Israel, where he provided services to public, private, and international companies, and as CFO for Israeli branches of global companies and for high tech startups. He holds a B.A. in Accounting and Economics from Ruppin Academic Center, and is a member of the Institute of Certified Public Accountants in Israel.

Compensation of Executive Officers

For information concerning the compensation earned during 2025 by our five most highly-compensated executive officers and directors, including base salary, bonuses and equity-based compensation, please see “Item 6.B. Directors, Senior Management and Employees—Compensation—Individual Compensation of Office Holders” of our Annual Report on Form 20-F, filed on April 30, 2026.

ITEM 1

INCREASE OF AUTHORIZED CAPITAL

Background

On July 31, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Investor”) in a private placement financing transaction (“July 2026 Private Placement”). Pursuant to the financing, the Company issued pre-funded warrants to purchase up (the “Pre-Funded Warrants”) to 1,750,000 ADSs and accompanying series E warrants (“Series E Warrants”) and series F warrants (“Series F Warrants,” together with the Series E Warrants, the “Ordinary Warrants”), each exercisable for up to 1,750,000 ADSs, at a combined purchase price of $1.99 per Pre-Funded Warrant and accompanying warrants. The financing closed on August 3, 2026 and generated gross proceeds to the Company of approximately $3.5 million, before placement agent fees and offering expenses.

The ADSs underlying the securities issued in the financing represent a substantial number of the Company’s ordinary shares. While the Pre-Funded Warrants are immediately exercisable, the Series E Warrants and Series F Warrants may not be exercised unless and until the shareholders of the Company approve an increase in the Company’s authorized share capital sufficient to permit the issuance of the ordinary shares underlying the ADSs issuable upon exercise of such warrants.

Specifically, under the terms of the Series E Warrants and Series F Warrants, the warrants become exercisable only upon the date on which the Company’s shareholders approve the increase in the Company’s authorized ordinary share capital (the “Authorized Share Increase Date”). The Series E Warrants have an exercise price of $2.00 per ADS and expire 18 months following the later of the effectiveness of the related resale registration statement and the Authorized Share Increase Date. The Series F Warrants have an exercise price of $2.00 per ADS and expire five years following the later of the effectiveness of the related resale registration statement and the Authorized Share Increase Date.

The Company’s authorized share capital is currently 50,000,000,000 ordinary shares, no par value, equivalent to 4,166,667 ADSs. As of August 5, 2026, we had 12,173,080,659 issued and outstanding ordinary shares, represented by or representable by 1,014,423 ADSs. In addition, as of August 5, 2026, the Company had outstanding warrants exercisable for an aggregate of 72,849,119,160 ordinary shares, equivalent to 6,070,760 ADSs (which includes the Series E Warrants and Series F Warrants, which will only become exercisable on the Authorized Share Increase Date if our shareholders approve the increase in our authorized ordinary share capital), outstanding options and restricted share units covering an aggregate of 79,139,770 ordinary shares, equivalent to 6,595 ADSs, and 216,397,832 ordinary shares, equivalent to 18,033 ADSs, reserved for future issuance under the Steakholder Foods Ltd. 2022 Share Incentive Plan.

The Board approved the financing with the expectation that the Company would subsequently seek shareholder approval of an increase in its authorized share capital. The purpose of this proposal is to initially provide the Company with a sufficient number of authorized but unissued ordinary shares to permit the exercise of the outstanding warrants issued in the financing and to satisfy the Company’s obligations under the transaction documents entered into in connection therewith.

The Board believes that approval of this proposal is in the best interests of the Company and its shareholders because it will provide the Company with the authorized share capacity necessary to fulfill its contractual obligations, preserve the economic benefits of the financing transaction and enable the Company to receive additional capital if the warrants are exercised for cash.

The Board believes that the limited amount of remaining authorized share capital does not provide the Company with sufficient flexibility for its future financial and capital requirements or for the pursuit of other potential business opportunities. To take advantage of favorable market conditions or to pursue such other opportunities, the Board recommends that the Company increase the number of ordinary shares it is authorized to issue by 999,950,000,000,000, from 50,000,000,000 ordinary shares to 1,000,000,000,000,000 ordinary shares. This increase would be effected through the adoption of an amendment to Article 5(a) of the Company’s Articles of Association, which sets forth the Company’s authorized share capital.

Adoption of such an amendment to our Articles of Association would not have any immediate dilutive effect on the proportionate voting power or other rights of our existing shareholders. Upon issuance, the additional authorized ordinary shares would have rights identical to the currently outstanding ordinary shares.

Although our Board does not consider it to be an antitakeover proposal, if the proposed amendment to our Articles of Association is adopted, that would enable the Board to issue additional ordinary shares in a manner used to discourage hostile takeover attempts of the Company. Among other things, the additional shares could be privately placed, thereby diluting the share ownership of persons seeking to obtain control of the Company, or the Board could (to the extent legally permitted under Israeli law) adopt a shareholders’ rights plan that would provide for the issuance of additional ordinary shares in the event of certain purchases not approved by the Board.

The following is the full text of the proposed amendment to Article 5(a) of our Articles of Association increasing our authorized share capital and the number of ordinary shares that we may issue, as adopted by our Board and recommended for adoption by our shareholders at the Meeting (proposed new text is underlined and text proposed to be deleted is struck-through):

“5(a) The authorized share capital of the Company shall consist of ~~50,000,000,000~~1,000,000,000,000,000 Ordinary Shares without par value (the “Shares”)”.

If the proposed amendment to Article 5(a) of our Articles of Association is adopted, we intend to use the additional ordinary shares that would become available as a result of the increase in our authorized share capital to initially issue ordinary shares, represented by ADSs, to holders of the Pre-Funded Warrants and the Ordinary Warrants (Series E Warrants and Series F Warrants), in each case issued in connection with the July 2026 Private Placement, upon exercise thereof.

Consequences if the Proposal Is Not Approved

If this proposal is not approved by the shareholders, the Company will not have sufficient authorized share capital to permit the exercise of the Series E Warrants and Series F Warrants issued in the financing. As a result, the holders of such warrants may be unable to exercise their warrants in accordance with their terms, and the Company may be unable to fully satisfy its obligations under the transaction documents governing the financing.

In addition, if shareholders do not approve this proposal:

●	the Company may be unable to receive up to approximately $7.0 million of potential additional gross proceeds from the cash exercise of the Series E Warrants and Series F Warrants (assuming full exercise of the warrants for cash at the exercise price of $2.00 per ADS);

●	the Company could be required to negotiate alternative arrangements with the holders of the warrants, which may be unfavorable to the Company and its shareholders;

●	the Company could become subject to claims, disputes, liabilities, penalties or other remedies that may be available under the financing documents or applicable law;

●	the Company’s relationship with the investor that participated in the financing may be adversely affected;

●	the Company may need to seek additional financing from other sources, which may not be available on acceptable terms or at all; and

●	the Company’s financial flexibility and ability to pursue its business plan could be adversely impacted.

Proposed Resolution

It is proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, that an increase to the authorized share capital of the Company by 999,950,000,000,000, ordinary shares, no par value, such that the Company’s authorized share capital shall be 1,000,000,000,000,000 ordinary shares, no par value each, to be implemented via the adoption of an amendment to Article 5(a) of the Company’s Articles of Association of the Company in the form set forth in the Company’s Notice of 2026 Special General Meeting of Shareholders, be, and hereby is, approved in all respects.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 2

ISSUANCE OF SECURITIES UNDERLYING PRE-FUNDED WARRANTS IN JULY 2026 PRIVATE PLACEMENT

Background

On July 31, 2026, we entered into the Securities Purchase Agreement with one accredited investor, pursuant to which we agreed to issue and sell to the Investor, in a private placement: (i) Pre-Funded Warrants to purchase up to 1,750,000 ADSs (each ADS representing 12,000 ordinary shares, no par value), (ii) Series E Warrants to purchase up to 1,750,000 ADSs, and (iii) Series F Warrants to purchase up to 1,750,000 ADSs. The closing of the July 2026 Private Placement occurred on August 3, 2026.

The Pre-Funded Warrants have an exercise price of $0.01 per ADS, are immediately exercisable upon issuance, and have no expiration date until exercised in full. The Series E Warrants have an exercise price of $2.00 per ADS, are exercisable on or after the Authorized Share Increase Date (as defined below), and expire 18 months after the later of the Effective Date (as defined in the Securities Purchase Agreement) and the Authorized Share Increase Date. The Series F Warrants have an exercise price of $2.00 per ADS, are exercisable on or after the Authorized Share Increase Date, and expire five years after the later of the Effective Date and the Authorized Share Increase Date. The combined purchase price for each Pre-Funded Warrant and accompanying Ordinary Warrants was $1.99.

The gross proceeds from the July 2026 Private Placement were approximately $3.5 million. We engaged H.C. Wainwright & Co., LLC as placement agent (the “Placement Agent”) for the July 2026 Private Placement and agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds, a non-accountable expense allowance of $25,000, and up to $50,000 for legal fees. In addition, we agreed to issue to the Placement Agent (or its designees) warrants to purchase up to 122,500 ADSs (representing 7.0% of the Pre-Funded Warrants placed) on substantially the same terms as the Series F Warrants, except with an exercise price of $2.50 per ADS (the “Placement Agent Warrants”).

Concurrently with the Securities Purchase Agreement, we also entered into a Registration Rights Agreement dated July 31, 2026, with the Investor, pursuant to which we agreed to file a registration statement with the SEC to register the resale of the ordinary shares (represented by ADSs) issuable upon exercise of the Pre-Funded Warrants and the Ordinary Warrants.

The “Authorized Share Increase Date” means the date on which shareholders of the Company approve an increase in the Company’s authorized ordinary shares sufficient to permit the exercise of the Ordinary Warrants and the Placement Agent Warrants.

Discussion and Reasons for the Proposal

The July 2026 Private Placement provided the Company with capital to support its ongoing operations and strategic initiatives. The Pre-Funded Warrants were issued in lieu of ordinary shares (represented by ADSs) in order to comply with applicable Israeli corporate law, securities laws and exchange rules governing private placements. By seeking shareholder approval for the issuance of the ordinary shares underlying the Pre-Funded Warrants, the Company intends to permit the conversion of such Pre-Funded Warrants into ordinary shares (represented by ADSs).

If shareholder approval for the issuance of the ordinary shares underlying the Pre-Funded Warrants is not obtained, the Pre-Funded Warrants will remain outstanding and exercisable in accordance with their terms, and the transaction structure will otherwise remain unchanged.

Statutory Background

If the Pre-Funded Warrants are exercised in full, the Investor would acquire 1,750,000 ADSs (representing 21,000,000,000 ordinary shares), potentially resulting in the Investor becoming a “controlling shareholder” of the Company under the Companies Law. Section 270(5) of the Companies Law requires shareholder approval for private placements in a public company in certain circumstances. Section 270(5)(a)(1) applies where a private placement involves the issuance of 20% or more of the voting rights and certain dilution and consideration thresholds are met; this provision does not apply here, as the consideration is in cash and on market terms. Section 270(5)(a)(2) applies where the offeree may become a controlling shareholder as a result of the private placement. Because the Investor may become a controlling shareholder upon exercise of the Pre-Funded Warrants, shareholder approval is required under Sections 270(5)(a)(2) and 274 of the Companies Law. For purposes of Section 270(5), convertible securities such as the Pre-Funded Warrants are calculated on an as-exercised basis.

Proposal

The shareholders are being asked to approve the issuance of all ordinary shares underlying the Pre-Funded Warrants (i.e., the ordinary shares represented by ADSs issuable upon exercise of the Pre-Funded Warrants).

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the issuance of ordinary shares, represented by ADSs, underlying the Pre-Funded Warrants to purchase up to 1,750,000 ADSs (each ADS representing 12,000 ordinary shares, no par value) issued pursuant to the Securities Purchase Agreement dated July 31, 2026, upon exercise thereof.”

Vote Required

See “Vote Required for Approval of Each Proposal” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the issuance of ordinary shares, represented by ADSs, underlying the Pre-Funded Warrants to purchase up to 1,750,000 ADSs issued pursuant to the Securities Purchase Agreement dated July 31, 2026.

OTHER MATTERS

The Board currently knows of no other business to be transacted at the Special Meeting, other than as set forth in the Notice of Special General Meeting of Shareholders; but, if any other matter is properly presented at the Special Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Yaron Kaiser
Chairman of the Board

Date: August 11, 2026